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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended Jan. 3, 2015	Year Ended Dec. 28, 2013	Year Ended Dec. 29, 2012	Year Ended Dec. 31, 2011	Year Ended Jan. 1, 2011
Income before income tax expense	$63,777	$80,892	$90,914	$76,804	$49,151
Add:
Fixed charges	49,000	43,947	49,486	38,523	42,077

Income as adjusted	$112,777	$124,839	$140,400	$115,327	$91,228

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$46,573	$41,813	$47,660	$36,675	$40,048
Portion of rents representative of the interest factor	2,427	2,134	1,826	1,848	2,029

Fixed charges	$49,000	$43,947	$49,486	$38,523	$42,077

Ratio of earnings to fixed charges	2.3x	2.8x	2.8x	3.0x	2.2x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)